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                          September 22, 2020

       Geoffry Philip Andres
       Property President
       Studio City International Holdings Limited
       6th Floor, The Centrium
       60 Wyndham Street
       Central
       Hong Kong

                                                        Re: Studio City
International Holdings Limited
                                                            Registration
Statement on Form F-3
                                                            Filed September 15,
2020
                                                            File No. 333-248804

       Dear Mr. Andres:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Timothy Cruickshank